Exhibit 99.1

Sundial Announces the Launch of Premium Concentrates Products Under its Top Leaf Brand

CALGARY, AB, Jan. 11, 2021 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") has launched high-quality cannabis derivative products under the Top Leaf brand in response to rising consumer demands for solventless cannabis extracts. This most recent launch is consistent with Sundial's focus on premium inhalables, following branded retail offerings of flower, pre-roll and vape cartridges.

"We made a strategic decision to produce these premium products based on demand for solventless, flavorful, pure, and potent cannabis concentrates from a growing group of consumers," said Andrew Stordeur, President and Chief Operating Officer of Sundial. "Our control of the entire manufacturing process from cultivation to extraction enables us to deliver premium quality products on a consistent basis. Adding bubble hash and other advanced concentrates to our product portfolio will expand Sundial's share of this rapidly expanding market segment."

Sundial has launched a bubble hash product under its Top Leaf brand and will launch other products such as pressed hash and live rosin with capabilities to expand future product offerings through different Sundial brands in the coming quarters.

Solventless concentrates from Top Leaf brands are available for purchase in B.C. and Alberta, with plans to be available across the country in the coming months. The Top Leaf brand currently offers Pink Kush and Bubba in the bubble hash format.

All Top Leaf concentrate products are produced from high-quality, single-strain, fresh-frozen flower that is produced to preserve its terpene and cannabinoid profile. There are no additives, no fillers and no artificial flavors added to the products.

Sundial plans on providing additional offerings in the first quarter of 2021 including Top Leaf's Oregon Golden Goat bubble hash and Grasslands' Sativa & Indica hash.

ABOUT SUNDIAL GROWERS INC.
Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, demand for the Company's products and development of the legal cannabis market. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including those identified in the Company's Annual Report on Form 20-F, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 11-JAN-21